EXHIBIT 2.2.1


                     Integrated Performance Systems, Inc.
                           17300 N. Dallas Parkway
                                  Suite 2040
                             Dallas, Texas 75248
                                (972) 381 1212
                              Fax (972) 381 1211


 Nov 13, 2002


 Mr Benjamin Ng
 VoIUM Communications Pte Ltd.
 10 Science Park Road, #02-27,
 The Alpha, The Science Park II,
 Singapore 117684


 Dear Ben,

 The purpose of this letter is to evidence our Agreement with respect to an investment into VoIUM Technologies Ltd. ("VoIUM") by Integrated Performance Systems Inc. ("IPS")

 Our Agreement is as follows

   1. IFS shall issue 1,500,000 shares of common stock to be used, to purchase shareholding interest in VoIUM. These shares shall be allocated 500,000 to VoIUM shareholders and management and 1,000,000 shall be issued directly to VoIUM.

   2. Upon the signing of this Agreement, IPS agrees to contribute $100,000 to VoIUM's Capital. The $100,000 shall be in two tranches: $30,000 in cash by 18th November and $70,000 in cash by December 27, 2002.

   3. The above consideration listed under clauses 1 and 2 above is for the purchase of 52% interest in VoIUM. IPS reserves the right to determine the registered ownership of the said interest in VoIUM.

   4. As future consideration, IPS shall make available up to $200,000 worth of tradeable common stock to be used, solely as security for a loan which VoIUM shall secure from third parties to finance VoIUM's purchase of shares which belong to the parties named in Appendix A herein.

   5. As additional consideration, IPS shall, also make available up to $840,000 worth of common stock to be sold, outside US under SEC Regulation S for the purpose of meeting working capital needs of VoIUM up to $700,000. The working capital of $700.000 shall be a loan from IPS to VoIUM. to be secured by the assets of VoIUM and, shall, bear a reasonable interest rate.

   6. Provided that VoIUM is profitable by November 30, 2003. IPS will reward VoIUM with an. amount which is to be applied towards the repayment of the said loan of $200,000 plus interest. Upon the loan plus interest being repaid, VoLUM shall secure the return of the $200,000 worth of stock unencumbered and in the form that they were first received, by VoIUM under clause 4 above.

   7. The above consideration listed in. clauses 4, 5 and 6 gives IPS the. full discretion and unfettered, authority to benefit from or dispose of the remaining 48% of VoIUM stock which will be held in a company nominated by IPS, in the manner following:

      a)  2% each to the 6 remaining shareholders, or 12% in all.
      b)  2% to Mr Khoo Hin Hiong, the Chairman of the Executive Board of
          VoIUM.
      c) 1.5% to a pool set aside to reward, employees with the Employees Stock Option plan.
      d) Up to 10% to shareholders who desire to retain their interest in VoIUM.
      e) the remaining shares to any party and in many manner as IPS sees fit.

   8. IPS shall have a period of up to 60 days after execution of this Agreement to perform its due diligence study of VoIUM, IPS may terminate this Agreement should the due diligence review not be satisfactory to IPS.

   9. During the due diligence period VoIUM shall place the shares to be issued to IPS into escrow pending closing. At final closing, IPS shall issue its shares to VoIUM and its shareholders and the VoIUM shares held in, escrow for IPS shall be released.

  10. IFS shall have the right of refusal to manufacture all VoIUM products and. equipment.

 This Agreement shall be effective on the last date executed,

 Sincerely,

 /s/ D Ronald Allen
 -------------------------
 D Ronald Allen, President

 Date: November 13, 2002
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 ACCEPTED:

 /s/ Benjamin Ng
 ------------------------------
 Benjamin Ng, Managing Director


 Date: 13 November 2002
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